Exhibit 12.1

Earnings to Fixed Charges


                                       2001     2002     2003
Earnings:
Income before taxes                   (1361)   (3990)    25534
Interest                              54355    49254     45413
Interest portion of rental expense     2764     3254      3739
                                      -----    -----     -----
                                      55758    48518     74686

Fixed Charges:
Interest                              54355    49254     45413
Interest capitalized                   (589)    (844)     (860)
Interest portion of rental expense     2764     3254      3739
                                      -----    -----     -----
                                      56530    51664     48292

Ratio                               .986344  .939106  1.546554

Shortfall (overage)                     772     3146    (26394)